

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Mr. Michael Cartmel, President
Avani International Group Inc.
108-2419 Bellevue Ave.
West Vancouver, British Columbia V7V 4T4
Canada

> **Re:** **Avani International Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **File No. 1-14415**

Dear Mr. Cartmel:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services